September 15, 2010

Amy Geddes, Accountant

Division of Corporation Finance

U. S. Securities and Exchange Commission

Washington, D.C. 20549-0402

Reference:	David R. Humphrey, Branch Chief
Comment letter dated August 31, 2010

Dear Ms. Geddes:

As discussed with Mr. Richard Barrier, outside counsel for Archon Corporation (“the Company”), the Company requests a five (5) business day extension in which to file its response to the SEC Comment Letter dated August 31, 2010. Thus the Company’s response to the above referenced SEC Comment Letter will be due on Wednesday, September 22, 2010.

If you have any questions or need additional information, please feel free to contact me at 702 298-2903 or via fax at 702 298-0136.

Sincerely

Archon Corporation

Grant Siler

Principal Accounting Officer

2200 Casino Drive	Laughlin, Nevada 89029	(702) 732-9120	Fax: (702) 732-9465